UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2019

TPG PACE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38136	98-1350261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(Address of principal executive offices, including zip code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	TPGH	New York Stock Exchange
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant	TPGH-U	New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	TPGH-WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note.

As previously disclosed, TPG Pace Holdings Corp., a Cayman Islands exempted company (the “Company”) has entered into a Transaction Agreement (as amended on July 22, 2019 and October 3, 2019 and as it may further be amended from time to time, the “Transaction Agreement”) between the Company, certain shareholders of Accel Entertainment, Inc., an Illinois corporation (“Accel”), named as Sellers therein and the Shareholder Representatives named therein, and previously announced on June 13, 2019. The Transaction Agreement provides, subject to certain conditions, that, (i) the Company will acquire, directly or indirectly, all of the issued and outstanding shares of common stock and preferred stock of Accel held by the Sellers (the “Stock Purchase”) and (ii) Accel will merge with and into New Pace LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Company (“NewCo”), following the closing of the Stock Purchase, with NewCo surviving such merger (the “Merger” and, together with the other transactions contemplated by the Transaction Agreement, the “Business Combination”).

Item 1.01 Entry Into a Material Agreement.

On November 13, 2019, in order to refinance the Company’s existing credit facility and, if required, to facilitate the closing of the Business Combination, and for working capital and other general purposes from time to time, NewCo entered into a credit agreement (the “Credit Agreement”) among NewCo, as borrower, on and after the transactions on the Closing Date (as defined below), the Company, as a guarantor, the banks, financial institutions and other lending institutions from time to time party thereto, as lenders, the other parties from time to time party thereto and Capital One, National Association, as administrative agent (in such capacity, the “Agent”), collateral agent, issuing bank and swingline lender, providing for (i) a $100.0 million revolving credit facility, including a letter of credit facility with a $10.0 million sublimit and a swing line facility with a $10.0 million sublimit, (ii) a $240.0 million initial term loan facility and (iii) a $125.0 million additional term loan facility.

Substantially concurrently with the Merger and the funding of the initial term loans under the Credit Agreement (such date, the “Closing Date”), the obligations under the Credit Agreement will be guaranteed by the post-Business Combination Company, as holdings, and all existing wholly-owned domestic subsidiaries of Accel, subject to certain exceptions (collectively, the “Guarantors”). The obligations under the Credit Agreement are secured by substantially all of assets of NewCo and the Guarantors, subject to certain exceptions. Certain future-formed or acquired wholly owned domestic subsidiaries of Accel will also be required to guarantee the Credit Agreement and grant a security interest in substantially all of their assets (subject to certain exceptions) to secure the obligations under the Credit Agreement.

Borrowings under the Credit Agreement bear interest, at NewCo’s option, at a rate per annum equal to either (a) the adjusted LIBOR rate (“LIBOR”) (which cannot be less than zero) for interest periods of 1, 2, 3 or 6 months (or if consented to by (i) each applicable Lender, 12 months or any period shorter than 1 month or (ii) the Agent, a shorter period necessary to ensure that the end of the relevant interest period would coincide with any required amortization payment ) plus the applicable LIBOR margin or (b) the alternative base rate (“ABR”) plus the applicable ABR margin. ABR is a fluctuating rate per annum equal to the highest of (i) the Federal Funds Effective Rate plus 1/2 of 1.0%, (ii) the prime rate announced from time to time by Capital One, National Association and (iii) LIBOR for a 1-month Interest Period on such day plus 1.0%. The Credit Agreement also includes provisions for determining a replacement rate when LIBOR is no longer available.

Interest is payable quarterly in arrears for ABR loans, at the end of the applicable interest period for LIBOR loans (but not less frequently than quarterly) and upon the prepayment or maturity of the underlying loans. NewCo is required to pay a commitment fee quarterly in arrears in respect of unused commitments under the revolving credit facility and the additional term loan facility. Additionally, NewCo is required to pay an upfront fee with respect to any funded additional term loans.

The applicable LIBOR and ABR margins and the commitment fee rate are calculated based upon the first lien net leverage ratio of NewCo and its restricted subsidiaries on a consolidated basis, as set forth below. Until the delivery of the initial financial statements under the Credit Agreement, the revolving loans and term loans bear interest, at the option of NewCo, at either (a) ABR plus a margin of 1.25% or (b) LIBOR plus a margin of 2.25%.

First Lien Net Leverage Ratio	LIBOR margin	ABR margin	Commitment Fee Rate	Additional Term Loan Commitment Fee Rate
> 3.50:1.00	2.75%	1.75%	0.50%	0.50%
≤ 3.50:1.00 and >3.00:1.00	2.50%	1.50%	0.50%	0.50%
≤ 3.00:1.00 and >2.00:1.00	2.25%	1.25%	0.50%	0.50%
≤ 2.00:1.00 and >1.50:1.00	2.00%	1.00%	0.375%	0.375%
≤ 1.50:1.00	1.75%	0.75%	0.25%	0.25%

The additional term loan facility is available for borrowings until the first anniversary of the Closing Date. Each of the revolving loans and the term loans mature on the fifth anniversary of the Closing Date.

The term loans and, once drawn, the additional term loans will amortize at an annual rate equal to approximately 5.00% per annum. Upon the consummation of certain non-ordinary course asset sales, NewCo may be required to apply the net cash proceeds thereof to prepay outstanding term loans and additional term loans. The loans under the Credit Agreement may be prepaid without premium or penalty, subject to customary LIBOR “breakage” costs.

The Credit Agreement contains certain customary affirmative and negative covenants and events of default, and requires NewCo and certain of its affiliates obligated under the Credit Agreement to make customary representations and warranties in connection with credit extensions thereunder. The negative covenants, among other things and subject to significant exceptions, limit the ability of NewCo and certain of its subsidiaries to:

•	incur or guarantee additional indebtedness;

•	make loans to others;

•	make investments;

•	merge or consolidate with another entity;

•	make dividends and certain other payments;

•	create liens that secure indebtedness;

•	transfer or sell assets;

•	enter into transactions with affiliates; and

•	engage in certain other transactions

In addition, the Credit Agreement requires NewCo to maintain (a) a ratio of consolidated first lien net debt to consolidated EBITDA no greater than 4.50 to 1.00 and (b) a ratio of consolidated EBITDA to consolidated fixed charges no less than 1.20 to 1.00, in each case, tested as of the last day of each full fiscal quarter ending after the Closing Date and determined on the basis of the four most recently ended fiscal quarters of NewCo for which financial statements have been delivered pursuant to the Credit Agreement, subject to customary “equity cure” rights.

If an event of default (as such term is defined in the Credit Agreement) occurs, the lenders would be entitled to take various actions, including the acceleration of amounts due under the Credit Agreement, termination of the lenders’ commitments thereunder, foreclosure on collateral, and all other remedial actions available to a secured creditor. The failure to pay certain amounts owing under the Credit Agreement may result in an increase in the interest rate applicable thereto.

The lenders under the Credit Agreement are full service financial institutions engaged in various activities. Certain of the lenders under the Credit Agreement and their affiliates have in the past performed services for the Company or its affiliates from time to time and may engage in transactions with and perform services for the Company and its affiliates in the ordinary course of their business.

The foregoing description of the Credit Agreement is a summary only and is qualified in its entirety by reference to the Credit Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under “Item 1.01 Entry into a Material Definitive Agreement” is incorporated in this Item 2.03 by reference.

Item 8.01. Other Events

On November 13, 2019, the Company announced that, based upon the total number of shareholder redemptions and cash elections received by the applicable deadlines, the Company anticipates that the Minimum Cash condition to the closing of the Business Combination under the Transaction Agreement will be satisfied at the closing, and that there will be sufficient cash to consummate the Business Combination, subject to the satisfaction or waiver of all other conditions set forth in the Transaction Agreement.

Additional Information and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which was declared effective on October 29, 2019 and which includes a proxy statement/prospectus with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement and the accompanying definitive proxy statement/prospectus contains important information about the proposed Business Combination and related matters. COMPANY SHAREHOLDERS ARE URGED AND ADVISED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS. The Registration Statement, the definitive proxy statement/prospectus, other relevant materials and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

Participants in the Solicitation

The Company, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed Business Combination. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company shareholders in connection with the proposed Business Combination are set forth in the Registration Statement for the proposed Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination is in the Registration Statement that the Company has filed with the SEC.

Forward Looking Statements

This Current Report includes “forward looking statements” as defined within the Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included in this Current Report regarding the proposed Business Combination, the Company’s ability to consummate the Business Combination, the benefits of the Business Combination and the future financial performance of the Company following the Business Combination, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. Forward-looking statements may be identified by the use of words such as “could,” “should,” “will,” “may,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement and the proposed Business Combination; (2) the risk that the proposed Business Combination disrupts current plans and operations of Accel or its subsidiaries or the Company as a result of the announcement and consummation of the Business Combination; (3) the inability to complete the proposed Business Combination; (4) litigation relating to the Business Combination; (5) the inability to complete the private placements as set forth in the Subscription Agreements; (6) the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (7) the inability to successfully retain or recruits officers, key employees, or directors following the Business Combination; (8) effects on Pace’s public securities’ liquidity and trading; (9) the market’s reaction to the Business Combination; (10) the inability to meet the NYSE’s listing standards following the consummation of the Business Combination; (11) the lack of a market for the Company’s securities; (12) the Company’s and Accel’s financial performance following the Business Combination; (13) costs related to the proposed Business Combination; (14) changes in applicable laws or regulations; (15) the possibility that the Company or Accel may be adversely affected by other economic, business, and/or competitive factors; (16) the possibility that the expected benefits of Accel’s acquisition of 100% of the outstanding membership interests of Grand River Jackpot, LLC may not occur; and (17) other risks and uncertainties indicated from time to time in the Registration Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward looking statements, which speak only as of the date made. Forward-looking statements included in this Current Report speak only as the date of this Current Report, the Company undertakes no commitment to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in the Cayman Islands.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

10.1	Credit Agreement, dated as of November 13, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE HOLDINGS CORP.

By:	/s/ Karl Peterson
Karl Peterson Chief Executive Officer

Date: November 13, 2019